

Mail Stop 3720

June 14, 2007

Via U.S. Mail and Fax (703) 390-1893

Scott Macleod
Chief Financial Officer
Skyterra Communications, Inc.
10802 Parkridge Boulevard
Reston, VA 20191

> **RE: Skyterra Communications, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed March 16, 2007**
>
> **Form 10-Q for the quarter ended March 31, 2007**
> **File No. 0-13865**

Dear Mr. Macleod:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report filed on form 10-K for the year ended December 31, 2006

Note 3 – MSV Exchange Transactions, page F-7

1. Addressing each of the factors in paragraph 17 of SFAS 141, please provide us a detailed analysis supporting the appropriateness of accounting for the MSV Exchange Transactions as a reverse acquisition.

2. We note that the MSV Exchange Transaction resulted in Skyterra owning 52% of MSV on a fully diluted basis and 78% of MSV GP. Tell us what you mean "on a fully diluted basis." Since you accounted for the MSV Exchange Transaction as a reverse acquisition, it is unclear to us why you consider Motient to be part of your minority interest.

3. Tell us the business rationale for issuing non-voting shares to both Motient and BCE in the MSV Exchange Transaction and the BCE Exchange Transaction, respectively. Since Motient and BCE (through TMI) were significant limited partners in MSV, tell us in detail the business rationale for the structure of the Exchange Transactions.

Quarterly Report filed on form 10-Q for the quarter ended March 31, 2007

Note 3 - Acquisitions

BCE Exchange Transaction, page 11

4. Tell us how you determined the fair value of the consideration exchanged.

Motient Exchange Transaction, page 11

5. Tell us how you determined the fair value of the consideration exchange on February 12, 2007.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. The response should be uploaded to the EDGAR system. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director